===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


           (Mark One)

           [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                      For the fiscal year ended December 31, 1997

                                       OR

           [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934 For the
                      transition period from _____ to _____


                         Commission File number 0-23426

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     REPTRON ELECTRONICS, INC. 401(K) PLAN


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           REPTRON ELECTRONICS, INC.
                             14401 MCCORMICK DRIVE
                              TAMPA, FLORIDA 33626



===============================================================================

                                    CONTENTS



                                                                     Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                      1


FINANCIAL STATEMENTS

     Statements of Net Assets Available For Benefits                    2

     Statements of Changes In Net Assets Available For Benefits         3

     Notes to Financial Statements                                      4


SUPPLEMENTAL SCHEDULES

     Schedule I - Line 27a - Assets Held For Investment Purposes       13

     Schedule II - Line 27d - Reportable Transactions                  14


               Report of Independent Certified Public Accountants




The Participants and Advisory Committee
  Reptron Electronics, Inc.
  401(k) Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1997 and Reportable Transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Tampa, Florida
June 12, 1998

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31,




                                                                                1997                 1996
                                                                           -------------        -------------
                                                ASSETS
Investments:
  Shares of registered investment companies, at fair value                    $4,155,675           $2,737,522
  Insurance contract, at contract value                                          340,972              253,914
  Reptron stock fund, at fair value                                               56,280                    -
                                                                              ----------           ----------
     Total investments                                                         4,552,927            2,991,436
                                                                              ----------           ----------

Receivables:
  Participants' contributions                                                     46,555               35,360
  Employer contributions                                                           4,656                3,536
  Participant loans                                                               95,248               62,643
                                                                              ----------           ----------
     Total receivables                                                           146,459              101,539
                                                                              ----------           ----------

     Total assets                                                              4,699,386            3,092,975
                                                                              ----------           ----------


                                             LIABILITIES

Due to employer (Note H)                                                           1,862                8,379
Due to participants                                                               13,235                4,042
                                                                              ----------           ----------
     Total liabilities                                                            15,097               12,421
                                                                              ----------           ----------

Net assets available for benefits                                             $4,684,289           $3,080,554
                                                                              ==========           ==========











       The accompanying notes are an integral part of these statements.


                                       REPTRON ELECTRONICS, INC.
                                     401(k) RETIREMENT SAVINGS PLAN

                        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                        Years Ended December 31,



                                                                                   1997                1996
                                                                              -------------        ------------
Additions to net assets attributed to:

Investment income:
  Net appreciation in fair value of investments (Note B)                       $   158,748         $   168,968
  Interest and dividends                                                           422,109             217,954
                                                                               -----------         -----------
                                                                                   580,857             386,922
                                                                               -----------         -----------

Contributions:
  Participants'                                                                  1,200,709             968,577
  Employer's                                                                       101,278              85,669
                                                                               -----------         -----------
                                                                                 1,301,987           1,054,246
                                                                               -----------         -----------

     Total additions                                                             1,882,844           1,441,168
                                                                               -----------         -----------

Deductions from net assets attributed to:
  Benefits paid to participants                                                    276,599             369,611
  Return of excess deferrals and earnings                                            2,510              (1,973)
                                                                               -----------         -----------
     Total deductions                                                              279,109             367,638
                                                                               -----------         -----------

Net increase                                                                     1,603,735           1,073,530

Net assets available for benefits:
  Beginning of year                                                              3,080,554           2,007,024
                                                                               -----------         -----------

  End of year                                                                  $ 4,684,289         $ 3,080,554
                                                                               ===========         ===========






       The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996



NOTE A - DESCRIPTION OF PLAN

The following description of the Reptron Electronics, Inc.'s (the Company) 401(k) Retirement Savings Plan (the Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions. Each year participants may contribute up to 15 percent of pre-tax annual compensation, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes discretionary contributions at the option of the Company's board of directors. Company matching is based on a percentage of the participant's contribution. The Company matching percentage was 10% for 1997 and 1996.

3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are not credited with a year of service for vesting purposes for the period during which the Company did not maintain this Plan. A participant is 100 percent vested after five years of credited service.


                                                          Vesting
           Years of Service                               Percentage
           ----------------                               ----------
           Less than 1                                            0%
           1                                                     20%
           2                                                     40%
           3                                                     60%
           4                                                     80%
           5                                                    100%

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996



NOTE A - DESCRIPTION OF PLAN - CONTINUED

5. Investment Options. Upon enrollment in the Plan, a participant may direct contributions in any of eight investment options.

           American Express IDS Selective Fund - Fund is invested in shares of corporate bonds, government securities, and other short-term securities. It is intended for investors wanting a reasonable return on investment without exposure to high risk.

           American Express IDS Managed Allocation Fund - Fund is invested in stocks, fixed-income securities, and money market securities. It is intended for investors who seek current income as well as long-term growth.

           American Express IDS Equity Select Fund - Fund is invested in moderate and high growth stocks as well as bonds. It is intended for investors willing to assume some risk in an effort to increase their return on investments.

           American Express IDS International Fund - Fund is invested in common stocks of foreign companies that offer potential for superior growth. It is intended for investors who want to expand their investment horizon beyond the U. S. market.

           American Express IDS New Dimensions Fund - Fund is invested in companies with growth potential in new technology, new markets, and new products. It is intended for aggressive investors who want to maximize their return and are comfortable with a higher degree of risk.

           American Express IDS Blue Chip Advantage Fund - Fund is invested in common stocks that are included in a broad market index to achieve a long-term total return exceeding that of the U.S. stock market.

           Reptron Stock Fund - Fund is invested in the common stock of the Plan sponsor, Reptron Electronics, Inc.

           Guaranteed Retirement Fund - Backed by general accounts of IDS Life Insurance Company. Principal is guaranteed with a current interest rate applicable.

6. Participant Loans. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. A participant must repay the loan within five (5) years unless the loan is used to acquire a principal residence. Each loan shall bear a reasonable interest rate, as determined by the Company in accordance with the Plan's written loan procedures.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN - CONTINUED

7.    Payment of Benefits

      Lifetime benefits (normal retirement age is 65)
      On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

      Termination prior to retirement
      For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installment payments not exceeding the participant's life expectancy.

      For any termination of service, if the participant's vested account balance does not exceed $3,500 a single lump-sum payment is required.

8. Tax Status. The Plan complies as to form with Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 and the applicable regulations to be exempt from federal income taxes. The Plan received a favorable determination letter from the Internal Revenue Service (IRS) on July 20, 1995.

9. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Insurance contracts are carried at cost, which is guaranteed by the insurance company. Cost represents amounts contributed plus credited interest as determined by the insurance company.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Substantially all expenses of the Plan have been paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE C - INVESTMENTS

The following table represents the fair value of shares of registered investment companies, as determined by quoted market price.


                                                                         December 31,
                                                                ------------------------------
                                                                    1997              1996
                                                                ------------       -----------
           IDS Funds:
             Selective Fund                                     $   258,022        $   274,965
             Managed Allocation Fund                                703,969            524,152
             Equity Select Fund                                     836,091            481,528
             International Fund                                     437,319            354,454
             New Dimensions Fund                                  1,777,055          1,102,423
             Blue Chip Advantage Fund                               132,766                  -
             Money Market Fund                                       10,453                  -
                                                                -----------        -----------

                                                                $ 4,155,675        $ 2,737,522
                                                                ===========        ===========

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996


NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1993, the Plan entered into an investment contract with IDS Life Insurance Company (IDS Life) referred to as the Guaranteed Retirement Fund Contract. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by IDS Life.


NOTE E - NET ASSETS AVAILABLE FOR BENEFITS

All of the assets are held by American Express Trust Company (American Express Trust) for the purpose of administration of investments and recordkeeping. The agreement with American Express Trust provides for the investments and contributions to be self-directed by the participants and accounted for in separate funds. The Other fund represents an internal administrative fund consisting primarily of a clearing account for contributions receivable, participant loans and forfeitures.

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996



NOTE E - NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED

As of December 31, 1997, the following are the net assets available for benefits, on a fund basis:


                                                                  Participant Directed
                                         ----------------------------------------------------------------------------
                                                     Managed          Equity                                   New
                                  Selective        Allocation         Select            International       Dimensions
                                    Fund              Fund             Fund                 Fund               Fund
                               -------------     --------------   -------------      ------------------  -----------------
ASSETS
Investments                       $258,022           $703,969        $836,091             $437,319          $1,777,055
Contributions
  receivable                             -                  -               -                    -                   -
Participant loans
  receivable                             -                  -               -                    -                   -
                                  --------           --------        --------             --------          ----------

  Total assets                     258,022            703,969         836,091              437,319           1,777,055
                                   -------            -------         -------              -------           ---------

LIABILITIES

Due to employer                          -                  -               -                    -                   -
Due to
  participants                           -                  -               -                    -                   -
                                  --------           --------        --------             --------          ----------

  Total liabilities                      -                  -               -                    -                   -
                                  --------           --------        --------             --------          ----------

Net assets
  available for
  benefits                        $258,022           $703,969        $836,091             $437,319          $1,777,055
                                  ========           ========        ========             ========          ==========




                                        Participant Directed
                                ----------------------------------
                                      Blue             Reptron          Guaranteed
                                      Chip              Stock           Retirement
                                      Fund              Fund               Fund            Other            Total
                                ----------------   ---------------   ---------------   -------------     -----------
ASSETS
Investments                         $132,766           $56,280           $340,972       $  10,453         $4,552,927
Contributions
  receivable                               -                 -                  -          51,211             51,211
Participant loans
  receivable                               -                 -                  -          95,248             95,248
                                    --------           -------           --------       ---------         ----------

  Total assets                       132,766            56,280            340,972         156,912          4,699,386
                                    --------           -------           --------       ---------         ----------

LIABILITIES

Due to employer                            -                 -                  -           1,862              1,862
Due to
  participants                             -                 -                  -          13,235             13,235
                                    --------           -------           --------       ---------         ----------

  Total liabilities                        -                 -                  -          15,097             15,097
                                    --------           -------           --------       ---------         ----------

Net assets
  available for
  benefits                          $132,766           $56,280           $340,972        $141,815         $4,684,289
                                    ========           =======           ========        ========         ==========

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996


NOTE E - NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED

As of December 31, 1996, the following are the net assets available for benefits, on a fund basis:


                                                                Participant Directed
                              ------------------------------------------------------------------------------------------------
                                                Managed         Equity                              New           Guaranteed
                               Selective      Allocation        Select      International       Dimensions        Retirement
                                  Fund           Fund            Fund            Fund              Fund              Fund
                              -----------   --------------   -----------   --------------    -----------------  --------------

ASSETS
Investments                     $274,965         $524,152      $481,528          $354,454         $1,102,423        $253,914
Contributions
  receivable                           -                -             -                 -                  -               -
Participant loans
  receivable                           -                -             -                 -                  -               -
                                --------         --------      --------          --------         ----------        --------

  Total assets                   274,965          524,152       481,528           354,454          1,102,423         253,914
                                 -------          -------       -------           -------          ---------         -------

LIABILITIES

Due to employer                        -                -             -                 -                  -               -
Due to participants                    -                -             -                 -                  -               -
                                --------         --------      --------          --------         ----------        --------

  Total liabilities                    -                -             -                 -                  -               -
                                --------         --------      --------          --------         ----------        --------

Net assets
  available for
  benefits                      $274,965         $524,152      $481,528          $354,454         $1,102,423        $253,914
                                ========         ========      ========          ========         ==========        ========




                                 Other           Total
                              -----------     ----------

ASSETS
Investments                     $       -     $2,991,436
Contributions
  receivable                       38,896         38,896
Participant loans
  receivable                       62,643         62,643
                                 --------     ----------

  Total assets                    101,539      3,092,975
                                  -------      ---------

LIABILITIES

Due to employer                     8,379          8,379
Due to participants                 4,042          4,042
                                 --------     ----------

  Total liabilities                12,421         12,421
                                 --------     ----------

Net assets
  available for
  benefits                      $  89,118     $3,080,554
                                =========     ==========

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1997 and 1996



NOTE F - NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1997, the following are the changes in net assets available for benefits, on a fund basis:

                                                                                         Participant Directed
                                                                      ----------------------------------------------------------
                                                                         Managed        Equity                           New
                                                          Selective     Allocation      Select       International    Dimensions
                                                             Fund          Fund          Fund             Fund           Fund
                                                         -----------  --------------  -----------    -------------    ----------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value          $  1,228        $(20,728)    $ 40,721         $(11,997)     $ 176,307
    Interest and dividends                                   17,233         104,035      129,756           18,061        131,619
                                                           --------        --------     --------          -------       --------
                                                             18,461          83,307      170,477            6,064        307,926
                                                           --------        --------     --------          -------       --------
  Contributions:
    Participants'                                            65,593         182,724      234,460          119,510        443,996
    Employer's                                                6,297          16,611       18,150           11,832         36,926
                                                           --------        --------     --------          -------       --------
                                                             71,890         199,335      252,610          131,342        480,922
                                                           --------        --------     --------          -------       --------

    Total additions                                          90,351         282,642      423,087          137,406        788,848
                                                           --------        --------     --------          -------       --------

Deductions from net assets attributed to:
  Benefits paid to participants                              20,328          49,556       58,715           31,423         92,396
  Return of excess deferrals and earnings                         -               -            -                -              -
  Loans to participants                                        (129)          4,911        4,494            6,170         12,227
                                                           --------        --------     --------          -------       --------
    Total deductions                                         20,199          54,467       63,209           37,593        104,623
                                                           --------        --------     --------          -------       --------

Increase prior to interfund transfers and forfeitures        70,152         228,175      359,878           99,813        684,225
Forfeitures                                                    (785)         (1,919)      (2,044)          (1,449)        (3,316)
Interfund transfers                                         (86,310)        (46,439)      (3,271)         (15,499)        (6,277)
                                                           --------        --------     --------          -------       --------
  Net increase                                              (16,943)        179,817      354,463           82,865        674,632

Net assets available for benefits:
  Beginning of year                                         274,965         524,152      481,528          354,454      1,102,423
                                                           --------        --------     --------          -------      ---------
  End of year                                              $258,022        $703,969     $836,091         $437,319     $1,777,055
                                                           ========        ========     ========         ========      =========




                                                             --------------------------------------------------------
                                                                Blue          Reptron      Guaranteed
                                                                Chip           Stock       Retirement
                                                                Fund            Fund          Fund           Other          Total
                                                             ----------      ---------     ----------      --------      ---------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value             $ (11,594)      $(31,207)      $  16,018     $      -      $ 158,748
    Interest and dividends                                       14,924              -               -        6,481        422,109
                                                                -------       --------       ---------     --------      ---------
                                                                  3,330        (31,207)         16,018        6,481        580,857
                                                                -------       --------       ---------     --------      ---------
  Contributions:
    Participants'                                                47,467         14,223          71,088       21,648      1,200,709
    Employer's                                                    2,244          1,373           6,725        1,120        101,278
                                                                -------       --------       ---------     --------      ---------
                                                                 49,711         15,596          77,813       22,768      1,301,987
                                                                -------       --------       ---------     --------      ---------

    Total additions                                              53,041        (15,611)         93,831       29,249      1,882,844
                                                                -------       --------       ---------     --------      ---------

Deductions from net assets attributed to:
  Benefits paid to participants                                       -          1,066          20,467        2,648        276,599
  Return of excess deferrals and earnings                             -              -               -        2,510          2,510
  Loans to participants                                          (1,475)          (499)          3,073      (28,772)             -
                                                                -------       --------       ---------     --------      ---------
    Total deductions                                             (1,475)           567          23,540      (23,614)       279,109
                                                                -------       --------       ---------     --------      ---------

Increase prior to interfund transfers and forfeitures            54,516        (16,178)         70,291       67,794      1,603,735
Forfeitures                                                           -            (84)          9,597            -              -
Interfund transfers                                              78,250         72,542           7,170         (166)             -
                                                                -------       --------       ---------     --------      ---------
  Net increase                                                  132,766         56,280          87,058       67,628      1,603,735

Net assets available for benefits:
  Beginning of year                                                   -              -         253,914       89,118      3,080,554
                                                               --------      ---------       ---------     --------      ---------
  End of year                                                  $132,766       $ 56,280        $340,972     $156,746     $4,684,289
                                                               ========       ========       =========     ========      =========


                          REPTRON ELECTRONICS, INC.
                        401(k) RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          December 31, 1997 and 1996





NOTE F - NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS - CONTINUED

For the year ended December 31, 1996, the following are the changes in net assets available for benefits, on a fund basis:


                                                                   Participant Directed
                               ---------------------------------------------------------------------------------------------
                                                 Managed         Equity                             New           Guaranteed
                                 Selective     Allocation        Select       International      Dimensions       Retirement
                                   Fund           Fund            Fund            Fund              Fund              Fund
                               ------------    ----------       ---------     -------------     ------------      ----------
Additions to net assets
  attributed to:
Investment income:
  Net appreciation
  (depreciation) in
   fair value                     $(12,108)     $ (17,967)      $  18,569         $  3,722       $   165,358        $  1,394
  Interest and dividends            18,975         72,156          64,484           21,924            40,415               -
                                  --------      ----------      ---------         --------       -----------         -------
                                     6,867         54,189          83,053           25,646           205,773          11,394
                                  --------      ----------      ---------         --------       -----------         -------

Contributions:
  Participants'                     94,553        158,074         134,703          125,275           357,864          86,443
  Employer's                         7,745         15,345          13,373           10,455            31,010           6,575
                                  --------      ----------      ---------         --------       -----------         -------
                                   102,298        173,419         148,076          135,730           388,874          93,018
                                  --------      ----------      ---------         --------       -----------         -------

    Total additions                109,165        227,608         231,129          161,376           594,647         104,412
                                  --------      ----------      ---------         --------       -----------         -------

Deductions from net
  assets attributed to:
Benefits paid to
 participants                       14,364         37,484          46,258           47,699           193,486          24,163
Return of excess
  deferrals and earnings                 -              -               -                -                 -               -
Loans to participants                6,268            878           6,352            2,754             1,481           3,408
                                  --------      ----------      ---------         --------       -----------         -------
    Total deductions                20,632         38,362          52,610           50,453           194,967          27,571
                                  --------      ----------      ---------         --------       -----------         -------

Increase prior to
 interfund transfers and
 forfeitures                        88,533        189,246         178,519          110,923           399,680          76,841
Forfeitures                         (1,042)        (1,762)         (2,223)          (1,788)           (6,900)         13,715
Interfund transfers                 (4,368)       (23,243)         (2,308)          (7,537)           51,225         (13,769)
                                  --------      ----------      ---------         --------       -----------         -------

  Net increase                      83,123        164,241         173,988          101,598           444,005          76,787

Net assets available for benefits:
Beginning of year                  191,842        359,911         307,540          252,856           658,418         177,127
                                  --------      ----------      ---------         --------       -----------         -------

End of year                       $274,965       $524,152        $481,528         $354,454        $1,102,423        $253,914
                                  ========      ==========      =========         ========       ===========        ========




                                          Other           Total
                                        --------        ---------
Additions to net assets
  attributed to:
Investment income:
  Net appreciation
  (depreciation) in
   fair value                           $      -       $  168,968
  Interest and dividends                       -          217,954
                                        --------       ----------
                                               -          386,922
                                        --------       ----------

Contributions:
  Participants'                           11,665          968,577
  Employer's                               1,166           85,669
                                        --------       ----------
                                          12,831        1,054,246
                                        --------       ----------

    Total additions                       12,831        1,441,168
                                        --------       ----------

Deductions from net
  assets attributed to:
Benefits paid to
 participants                              6,157          369,611
Return of excess
  deferrals and earnings                  (1,973)          (1,973)
Loans to participants                    (21,141)               -
                                        --------       ----------
    Total deductions                     (16,957)         367,638
                                        --------       ----------

Increase prior to
 interfund transfers and
 forfeitures                              29,788        1,073,530
Forfeitures                                    -                -
Interfund transfers                            -                -
                                        --------       ----------

  Net increase                            29,788        1,073,530

Net assets available for benefits:
Beginning of year                         59,330        2,007,024
                                        --------       ----------

End of year                             $ 89,118       $3,080,554
                                        ========       ==========

                          REPTRON ELECTRONICS, INC.

                        401(k) RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          December 31, 1997 and 1996



NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to Form 5500:


                                                                                                  1997                1996
                                                                                            -------------        -------------
           Net assets available for benefits per the financial statements                      $4,684,289           $3,080,554
           Contributions receivable                                                               (51,211)             (38,896)
           Dividends receivable, included in investments                                               13                 (377)
           Due to employer                                                                          1,862                8,379
           Due to participants                                                                     13,235                4,042
                                                                                               ----------           ----------
           Net assets available for benefits per Form 5500                                     $4,648,188           $3,053,702
                                                                                               ==========           ==========

           Total additions to net assets available for benefits per the
             financial statements                                                              $1,882,844           $1,441,168
           Increase in contributions receivable                                                   (12,315)             (12,831)
           Decrease in forfeitures                                                                      -               (1,230)
           Increase (decrease) in dividends receivable                                                  -               34,391
           Other                                                                                      556                    -
                                                                                               ----------           ----------
           Total additions to net assets available for benefits per Form 5500                  $1,871,085           $1,461,498
                                                                                               ==========           ==========

           Total deductions to net assets available for benefits per the
             financial statements                                                              $  279,109           $  367,638
           (Increase) decrease in return of excess deferrals and earnings                          (2,510)               1,431
                                                                                               ----------           ----------
           Total deductions to net assets available for benefits per Form
             5500                                                                              $  276,599           $  369,069
                                                                                               ==========           ==========

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.


NOTE H - DUE TO EMPLOYER

Due to employer represents the return of employer matching contributions related to return of excess participant deferrals.

                             SUPPLEMENTAL SCHEDULES

                           REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                   SCHEDULE I

                 Line 27a - ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1997




        Principal
        Amount of                                                                                  Current
          Shares      Description                                                Cost               Value
   -------------      --------------------------------                        -----------        -----------
        28,107        IDS Selective Fund                                      $   256,622        $   258,022

        64,254        IDS Managed Allocation Fund                                 748,222            703,969

        61,149        IDS Equity Select Fund                                      789,776            836,091

        14,085        IDS Blue Chip Advantage Fund                                144,017            132,766

        42,925        IDS International Fund                                      446,737            437,319

        74,516        IDS New Dimensions Fund                                   1,471,600          1,777,055

        12,647        Reptron Stock Fund                                           86,294             56,280

       340,972        Guaranteed Retirement Fund                                  340,972            340,972

                      IDS Money Market Fund I                                      10,453             10,453
                                                                              -----------        -----------

                                                                                4,294,693          4,552,927

                      Participant Loans, at Varying Rates and Maturities           95,248             95,248
                                                                              -----------        -----------

                                                                              $ 4,389,941        $ 4,648,175
                                                                              ===========        ===========

Single or Series of Transactions in Excess of 5% from 1/1/97 - 12/31/97


                                                                  Number of                       Current value
                                                                 Transactions                      of asset on
      Identity                                              --------------------     Cost of       transaction       Net gain
  Of Party Involved           Description of Asset          Purchases      Sales      Asset            date         or (loss)
-----------------------   ---------------------------       ---------      -----  -------------   --------------   -------------
American Express Trust     IDS Selective Fund                   72           37      $208,145       $   206,860     $ (1,285)

American Express Trust     IDS Managed Retirement Fund          46           61       431,727           436,394        4,667

American Express Trust     IDS Equity Select Fund               48           64       550,353           569,518       19,165

American Express Trust     IDS International Fund               42           57       283,132           286,991        3,859

American Express Trust     IDS New Dimensions Fund              63           72       999,731         1,061,830       62,099

American Express Trust     Guaranteed Retirement Fund           70           40       486,044           486,044            -

American Express Trust     Blue Chip Advantage Fund             41           4        216,067           215,723         (344)

American Express Trust     Money Market Fund 1                  44           23       183,076           183,076            -

                                   SIGNATURES

           The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               REPTRON ELECTRONICS, INC. 401(K) PLAN

                               By:  /s/ Michael Branca
                                  ---------------------------------------------
                                        Michael Branca, Chief Financial Officer
                                        of Reptron Electronics, Inc.,
                                        Administrator of the Plan

                               Date:  July 14, 1998

                                 EXHIBIT INDEX
                FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K


EXHIBIT NO.                       DESCRIPTION
23.1            Consent of Grant Thornton LLP dated June 30, 1998
